EXHIBIT 12 – COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio data)

	Six Months Ended
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

Income (loss) before income taxes, equity in earnings of non-consolidated affiliates and extraordinary item	$532,708	$541,161	$1,191,261	$(1,259,390)	$688,384	$220,213	$117,922
Dividends and other received from nonconsolidated affiliates	3,827	1,599	6,295	7,426	4,934	7,079	9,168

Total	536,535	542,760	1,197,556	(1,251,964)	693,318	227,292	127,090

Fixed Charges
Interest expense	196,263	218,717	432,786	560,077	413,425	192,321	135,766
Amortization of loan fees	*	6,513	12,077	14,648	12,401	1,970	2,220
Interest portion of rentals	164,561	139,069	293,831	270,653	150,317	24,511	16,044

Total fixed charges	360,824	364,299	738,694	845,378	576,143	218,802	154,030

Preferred stock dividends Tax effect of preferred dividends	—	—	—	—	—	—	—
After tax preferred dividends	—	—	—	—	—	—	—

Total fixed charges and preferred dividends	360,824	364,299	738,694	845,378	576,143	218,802	154,030

Total earnings available for payment of fixed charges	$897,359	$907,059	$1,936,250	$(406,586)	$1,269,461	$446,094	$281,120

Ratio of earnings to fixed charges	2.49	2.49	2.62	**	2.20	2.04	1.83

Rental fees and charges	470,174	397,339	839,516	773,293	429,476	306,393	200,550
Interest component	35%	35%	35%	35%	35%	8%	8%

*	Amortization of loan fees is included in Interest expense beginning January 1, 2003.

**	For the year ended December 31, 2001, fixed charges exceeded earnings before income taxes and fixed charges by $1.3 billion.